

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

July 25, 2017

Dennis P. Kelleher
Senior Vice President and Chief Financial Officer
CF Industries Holdings Inc.
4 Parkway North, Suite 400
Deerfield, Illinois 60015

     Re: CF Industries Holdings Inc.
           Form 10-K for the Year Ended December 31, 2016
           Filed February 23, 2017
           File No. 001-32597

Dear Mr. Kelleher:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                     Sincerely,

                                     /s/ Melissa Raminpour

                                     Melissa Raminpour
                                     Branch Chief
                                     Office of Transportation and Leisure